March 30, 2006

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDT Corporation

Form 10-K for Fiscal Year Ended July 31, 2005

Filed October, 14, 2005

Forms 10-Q for Fiscal Quarters Ended October 31, 2005

and January 31, 2006

File No. 1-16371

Ladies and Gentlemen:

On behalf of IDT Corporation, a Delaware corporation, we are submitting in electronic form for filing this letter which reflects our responses to comments received from the Staff of the Securities and Exchange Commission (the “Staff”) in your letter dated March 17, 2006 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the above referenced forms.

Our responses to the Staff’s comments are as follows:

Form 10-K for Fiscal Year Ended July 31, 2005

Financial Statements and Notes

Note 1- Summary Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

1.	Describe for us in more detail the revenue sharing arrangement within your prepaid calling card business in Brazil, as discussed at page 11. Also, advise us and disclose how the related revenues and payments are earned and recorded in the financial statements.

Response to Comment 1

The revenue sharing arrangement within our prepaid calling card business in Brazil included an agreement with a Brazilian company entered into to facilitate our entry into the calling cards market in Rio de Janeiro. The arrangement allowed us to virtually enter the market prior to receiving our own telecommunications license. The agreement commenced in December 2004 and by August 2005, we had received our own license to operate in the Brazilian market. We and the counterparty decided on mutually acceptable terms to terminate the agreement by stopping all sales effort and traffic through the agreement. The total cost of this revenue sharing arrangement to us amounted to approximately Two Thousand Eight Hundred and Seventy Dollars ($2,870) during its effective term and we earned no revenues under the arrangement. We have no other revenue sharing arrangements.

2.	Tell us and disclose how you apply SOP 00-02 in recognizing revenues from the nonrefundable minimum guarantee arrangement in film licensing.

Response to Comment 2

During fiscal years ended July 31, 2005, 2004 and 2003, we did not receive any nonrefundable minimum guarantee payments in film licensing. Accordingly, no revenues were recognized from such arrangements. In the event we receive such nonrefundable minimum guarantee payments, we will, in accordance with paragraph 07 of SOP 00-02, recognize revenues when all of the following are met:

a.	Persuasive evidence of a sale or licensing arrangements with a customer exists;

b.	The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery;

c.	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale;

d.	The arrangement fee is fixed or determinable; and

e.	Collection of the arrangement fee is reasonably assured.

In future filings we will expand our disclosure to clarify whether such arrangements exist.

3.

We note your accounting for revenue recognition from the sales of videocassettes and DVDs, net of an allowance for estimated sales returns, on the latter of the estimated receipt of the product by the customer or after any restrictions on sale by the customer terminate. Addressing the relevant accounting literature, explain this policy for us in more detail and tell us the types of restrictions that are placed on the customer. In addition, tell us how you have applied the guidance in SFAS 48 in determining your revenue recognition policy. Tell us the nature and timing of your historical experience used to estimate sales returns.

Response to Comment 3

We recognize revenues from the sales of videocassettes and DVDs on the later of the estimated receipt of the product by the customer or after any restrictions on sale by the customer terminate, and once all the following conditions are met, in accordance with paragraph 6 of SFAS 48:

a.	The selling price is substantially fixed at the date of sale;

b.	The buyer is obligated to pay the company and the obligation is not contingent on resale of the product;

c.	The buyer’s obligation to the company would not be changed in the event of theft or physical destruction or damage of the product;

d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller;

e.	The company does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

f.	The amount of future returns can be reasonably estimated in accordance with paragraph 8 of SFAS 48.

In addition, we usually impose restrictions on the resale of certain new titles (videocassettes and DVDs) by our customers prior to a specific agreed upon street date (“street date restrictions”). These street date restrictions, which are common in the industry, are essential to our new releases being distributed into the market place on a uniform release date. The deferral of revenue to the later of the estimated receipt of the product by the customer or after any restrictions on sale by the customer terminate is analogous to the guidance presented in Section b. Paragraph 07 of SOP 00-02, whereby we are precluded from recognizing revenue until the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for sale based on immediate and unconditional delivery. Furthermore, paragraph 14 of SOP 00-02 explicitly prohibits the recognition of revenue until the “street date restriction” expires. Since there is a time restriction on certain films, we defer revenues relating to such films until those films are available for immediate and unconditional delivery.

Revenues and cost of revenues recorded by us are reduced to reflect estimated sales returns. We are able to reasonably estimate future sales returns of videocassettes and DVDs due to the following:

1.	We have several years of historical returns experience with respect to these products;

2.	The large majority of our sales returns occur over a relatively short period of time (three months);

3.	We have large volumes of relatively homogenous transactions; and

4.	Our products are not susceptible to significant external factors, such as rapid technological obsolescence or changes in demand.

We determine our sales returns percentage by comparing actual sales returns over the most recent rolling twelve-month period to the actual sales over a rolling twelve-month period with a three month lag. A three month lag is used because, based on our experience, the majority of our returns occur approximately three months subsequent to a sale. We apply the sales returns percentage to sales recorded in the reported period. We review the reasonableness of the sales returns percentage at the end of each reporting period.

Cost Recognition, page F-9

4.	We note that you amortize the costs to create a master videocassette or DVD over five years based on historical units sold. Tell us your basis in GAAP for your accounting policy and how you determined the method and period of amortization of these costs.

Response to Comment 4

The cost to create a master videocassette or DVD, which is used to create the product sold, includes the cost of converting film prints or tapes into the appropriate format, menu, design, bonus material, subtitling, closed captioning and product packaging design. These costs are capitalized by title and charged to amortization expense generally over five years based on historical units sold. We currently have approximately 670 master videocassette and DVD titles that are being amortized, each with an original cost in the range of approximately Sixty Thousand Dollars ($60,000) to One Hundred Thousand Dollars ($100,000). In addition, we expect the number of titles to increase significantly as we grow our distribution business.

We amortize the costs to create a master videocassette or DVD in similar manner to the accounting principles for record masters, which is addressed in SFAS 50. Paragraph 11 of SFAS 50 states with respect to the cost of a record master that were reported as an asset, “The amount recognized as an asset shall be amortized over the estimated life of the recorded performance using a method that reasonably relates the amount to the net revenue expected to be realized.”

Our method and period of amortization is also consistent with the principles of Concept Statement 6 and SFAS 142. Paragraph 149 of Concept Statement 6 states that assets, which yield their benefits to an entity over several periods, “are normally allocated to the periods of their estimated useful lives by a “systematic and rational” allocation procedure, for example by recognizing depreciation or other amortization.” Paragraph 12 of SFAS 142 states that, “The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up.” Accordingly, the capitalized costs to create a master videocassette or DVD are amortized systematically and rationally over the periods of expected economic benefit.

We performed a detailed analysis of our titles in order to identify their historical sales patterns. Based on this analysis, we concluded that titles are generally sold over a five-year period with approximately 50% of the sales occurring in the first year, 20% in the second year and 10% in each of the following three years. Accordingly, we amortize our capitalized costs to create a master videocassette or DVD over the five year expected sale period in the same systematic manner as the sales pattern (i.e., 50% in year 1, 20% in year 2 and 10% in each of years 3, 4 and 5).

Stock Based Compensation, page F-12

5.	We note that you accelerated the vesting of options to purchase 4.5 million shares prior to your adoption of SFAS 123(R) and reflected $15.6 million of future compensation in your pro forma disclosure for the year ended July 31, 2005. Tell us how you applied the guidance in paragraphs 32-37 of FIN 44 in determining that you were not required to recognize any compensation expense relating to this transaction in your historical financial statements for the year ended July 31, 2005.

Response to Comment 5

Effective January 24, 2005, the compensation committee of our Board of Directors approved the acceleration of all then unvested options to purchase shares of our Class B common stock. Options to purchase 4.5 million shares, consisting of options to purchase 3.6 million shares that were “out of the money” and options to purchase 0.9 million shares that were “in the money”, became immediately exercisable on January 25, 2005, as a result of the acceleration.

The Company considered paragraphs 32-37 of FIN 44 in order to determine whether it was necessary to recognize any compensation expense as a result of the modification.

Specifically, paragraph 36 of FIN 44 states that “A modification to accelerate the vesting of a fixed award effectively results in the renewal of that award if, after the modification, an employee is able to exercise (vest in) an award that, under the original terms, would have expired unexercisable (unvested). A modification may provide for an acceleration of vesting if certain specified future events occur. The modification effectively results in a renewal of the award if the event occurs, vesting accelerates, and the employee is able to exercise (vest in) an award that otherwise would have expired unexercisable (unvested) pursuant to the award’s original terms. Accordingly, (a) the intrinsic value of the award shall be measured at the date of the modification and (b) any intrinsic value in excess of the amount measured at the original measurement date shall be recognized as compensation cost if, absent the acceleration, the award would have been forfeited unexercisable (unvested) pursuant to the original terms. Attribution of any additional compensation cost may require estimates, and adjustments of those estimates in later periods may be necessary.”

With respect to the options to purchase 3.6 million shares that were “out of the money”, we concluded that no accounting charge was required since the intrinsic value of these options at the date of the modification is zero.

With respect to the remaining options to purchase 0.9 million shares that were “in the money”, compensation expense will only be recognized if the “in the money” options would have otherwise expired unvested without the modification. The weighted-average remaining vesting period for these options was less than one year. All of the individuals that held “in the money” unvested options were senior executives who have been with us for a relatively long period of time and were likely to continue to remain employed with us. Therefore, we estimated that the holders of the “in the money” options were expected to continue to be employed by us over at least the remaining original vesting period, and the options would not have been expected to expire unvested absent the acceleration. Accordingly, the modification did not affect the life of the award in accordance with paragraph 36 of FIN 44 and we concluded that no compensation expense was required.

Additionally, the holders of the accelerated options that were “in the money” at the time of the modification in January 2005 did remain employed by us throughout the remaining original vesting period. Therefore, no subsequent compensation cost was necessary.

Note 12. Commitments and Contingencies, page F-28.

6.	In view of your various claims and litigations, advise us and disclose your accounting policy with respect to commitments and contingencies. Also, expand your disclosures to fully comply with the requirements under paragraphs 9 and 10 of SFAS 5 and paragraph 3 of FIN 14 and advise us.

Response to Comment 6

We record and disclose commitments and contingencies in accordance with SFAS 5 and related interpretations. We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can be reasonably estimated. When the reasonable estimate of the loss is within a range, we accrue for the loss contingency based on our best estimate within the range. When no amount within the range is a better estimate than any other amount, we accrue the minimum amount in the range.

In accordance with paragraph 10 of SFAS 5 an estimated possible loss or a range of loss is disclosed when it is at least reasonably possible that a loss may have been incurred.

With respect to the contingencies disclosed in our Form 10-K for the fiscal year ended July 31, 2005, we estimated that no probable loss existed and were unable to reasonably estimate the range of the loss, other than the aggregate of $6.5 million in accruals, which we concluded was not material for disclosure. In addition, we concluded that there were no other reasonably possible loss contingencies that were required to be disclosed.

In future filings we will expand our disclosures to include our accounting policy with respect to commitments and contingencies.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact me at (973) 438-4425 or Marcelo Fischer, Chief Accounting Officer and Controller, at (973) 438-3660.

Sincerely,

/s/ Stephen R. Brown
Stephen R. Brown
Chief Financial Officer
IDT Corporation